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Exhibit 4.48

news release

NORANDA ANNOUNCES EXTENSION OF BRASCAN
PREFERRED-SHARE BRIDGE FINANCING

TORONTO, ONTARIO, February 28, 2003 — Noranda Inc. announced today that Brascan Corporation has agreed to extend its commitment to purchase Noranda preferred shares until April 30, 2003. As previously announced on January 28, 2003, Brascan had agreed that Noranda could, subject to regulatory approval, issue to Brascan, at any time prior to February 28, 2003, up to 12,000,000 Preferred Shares of Noranda at a price of $25 per share for total gross proceeds of up to $300 million.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD).

Contacts:
Denis Couture	Lars-Eric Johansson
Vice-President, Communications and	Executive Vice-President and Chief
Public Affairs	Financial Officer
Noranda Inc.	Noranda Inc.
(416) 982-7020	(416) 982-7377
denis.couture@toronto.norfalc.com	johanssl@noranda.com
www.noranda.com

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NORANDA ANNOUNCES EXTENSION OF BRASCAN PREFERRED-SHARE BRIDGE FINANCING